FILE#82-2877

GALLERY RESOURCES LIMITED
Suite 2975 – 700 West Georgia Street
Vancouver, B.C. V7Y 1A1
Telephone: (604) 662-8119; Facsimile (604) 662-8616
Canada & U.S.A. Toll Free: 1-800-565-7350
Web Site Address; http://www.gallery-gold.com *Email Address: info@gallery-gold.com*

Trading Symbol: GYR – TSX.V


03029306

July 30, 2003

U. S. Securities & Exchange Commission
Statutory Filings Dept.
450 – 5th Street N.W.,
Washington, D.C.
20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH. D.C.
155
SECTION

Re: May 31, 2003 Quarterly Financial Statements and BC Form 51 – 901F

This letter is to confirm that the mailing of the Quarterly Financial Statements and BC Form 51 – 901F dated May 31, 2003 has been sent to all of the Registered and Supplementary shareholders of Gallery Resources Limited.

Sincerely,

Deirdre Lynch
Administrative Assistant

dlo 8/18

FILE #82-2877

CHANGE OF ADDRESS

Please note our new address, effective August 1, 2003:


SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH. D.C.
SECTION

GALLERY RESOURCES LIMITED
P. O. Box 10033 Pacific Centre
TD Bank Tower
Suite 2975 – 700 West Georgia Street
Vancouver, B.C.
Canada
V7Y 1A1

Telephone:	(604) 662-8119
Toll Free, Canada & U.S.	1-800-565-7350
Facsimile:	(604) 662-8616
Email:	info@gallery-gold.com
Website:	http://www.gallery-gold.com
Trading Symbol:	GYR: TSX.V

Old address:
Suite 1520 – 700 West Pender Street
Vancouver, B.C.
V6C 1G8

FILE# 82-2877

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORTBC
FORM 51
901F(previously Form 61)

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of he end of their first, second and third fiscal quarters and within 140 days of their year end. "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YYYY / MM / DD
Gallery Resources Limited		2003/05/31	2003/07/28

ISSUER ADDRESS
2975 700 West Georgia Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX #	ISSUER TELEPHONE #
Vancouver	British Columbia	V7Y 1A1	604.662.8616	604.662.8119

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE #
Brian Cawley	Director	604.731.1191

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bcawley@cawley-assoc.com	**www.gallery-gold.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
"Bruce Costerd"	Bruce Costerd	2003/07/28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
"Brian Cawley"	Brian Cawley	2003/07/28


SEC MAIL
PROCESSING
RECEIVED
AUG 14 2003
WASH, D.C.
155
SECTION

FILE# 82-2877

GALLERY RESOURCES LTD.
VANCOUVER, B.C.

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED MAY 31, 2003
(UNAUDITED - SEE NOTICE TO READER)

FILE # 82-2877

Gallery Resources Ltd.
Pender Place One
Suite 1520 - 700 West Pender Avenue
Vancouver, BC V6C 1G8

NOTICE TO READER

We have compiled the interim financial information of Gallery Resources Ltd.. and a summary balance sheet as at May 31, 2003 consisting of the Statement of Deferred Development Expenditures, Statement of Loss and Deficit, and Statement of Cash Flows for the three months then ended from the information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia
July 18, 2003

FILE# 82-2877

GALLERY RESOURCES LTD.
BALANCE SHEET
MAY 31, 2003
(UNAUDITED - SEE NOTICE TO READER)

	May 31, 2003	February 28, 2003 (AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash	$ 4,611	$ 103,970
Accounts receivable	52,396	27,491
Prepaid expenses	454,531	253,352
Total current assets	511,538	384,813
TERM DEPOSIT	3,500	3,500
MINING CLAIMS	922,390	921,105
DEFERRED DEVELOPMENT EXPENDITURES	7,433,992	7,255,811
CAPITAL ASSETS	85,467	86,942
	$ 8,956,887	$ 8,652,171
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 210,639	$ 223,696
SHAREHOLDERS' EQUITY:		
Capital stock:		
Authorized: Unlimited number of common voting shares		
Issued: 112,690,403 common shares (February 28, 2003 - 104,395,403 shares)	22,945,483	22,049,083
Commitment to issue shares	11,461	26,400
Deficit, per accompanying statement	(14,210,696)	(13,647,008)
Total shareholders' equity	8,746,248	8,428,475
	$ 8,956,887	$ 8,652,171

"Bruce Costerd" Director

"Brian Cawley" Director

FILE #82-2877

GALLERY RESOURCES LTD.
STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES
FOR THE THREE MONTHS ENDED MAY 31, 2003
(UNAUDITED - SEE NOTICE TO READER)

	2003	2002
Expenditures		
Amortization	$ 3,917	$ 3,619
Subcontractors	184,881	43,487
Wages and employee benefits	2,263	2,398
Increase in deferred development expenditures during the period	191,061	49,504
Deferred development expenditures at beginning of year	7,255,811	6,582,673
Deferred costs written off	(12,880)	(6,208)
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 7,433,992	$ 6,625,969

FILE # 82-2877

GALLERY RESOURCES LTD.
STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MAY 31, 2003
(UNAUDITED - SEE NOTICE TO READER)

	2003	2002
Interest income	$ 265	$ 155
Administrative expenditures	551,073	504,627
Loss from operations	(550,808)	(504,472)
Write-down of mineral properties	12,880	6,208
NET LOSS	(563,688)	(510,680)
DEFICIT, beginning of period	(13,647,008)	(12,334,782)
DEFICIT, end of period	$ (14,210,696)	$ (12,845,462)

FILE # 82-28 71

GALLERY RESOURCES LTD.
STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MAY 31, 2003
(UNAUDITED - SEE NOTICE TO READER)

	2003	2002
Cash flows from operating activities		
Cash paid to suppliers and employees	$ (581,865)	$ (489,303)
Interest received	265	155
	(581,600)	(489,148)
Cash flows from financing activities		
Issue of share capital	486,461	490,000
	486,461	490,000
Cash flow from investment activities		
Term deposit redeemed	-	6,500
Capital assets	(2,935)	-
Mineral property acquisition costs	(1,285)	(82,600)
	(4,220)	(76,100)
Increase in bank advances	(99,359)	(75,248)
Bank advances, beginning of period	103,970	(35,717)
Bank advances, end of period	$ 4,611	$ (110,965)

FILE # 82-2877

GALLERY RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2003
(UNAUDITED - SEE NOTICE TO READER)

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

FILE # 82-2877

Gallery Resources Limited
Quarterly Report
May 31, 2003

Schedule B: **SUPPLEMENTARY INFORMATION**

1.0 Analysis of expenses and deferred cost.
 (a) Information is contained in Schedule A.

2.0 Related party transaction
 (a) Wages, benefits and compensation for financing the company $320,000.

3.0 Summary of securities issued and options granted during the period.

(a) **Private Placements**	**Common shares**	**Consideration**
3,345,000	.12	Cash

(b) **Warrants**

Exercised	4,950,000	.10	Cash
Issued	3,345,000	.15	
Expired	2,680,000		

(c) Options

Exercised	Nil
Cancelled	Nil
Issued	Nil

4.0 Summary of securities as at end of reporting period.
 (a) The authorized capital: The company has unlimited number of common voting shares and 112,690,403 shares are issued and outstanding;
 (b) The number of options exercised is nil;
 (c) The number of warrants exercised is 4,950,000;
 (d) The number of warrants expired is 2,680,000;
 (e) The number of warrants issued is 3,345,000;
 (f) The number of options outstanding is 10,840,000;
 (g) The number of warrants outstanding is 13,945,000.

5.0 Administrative expenses:

Wages and benefits	$ 468,770
Office and miscellaneous	34,631
Advertising and promotion	30,357
Professional fees	9,207
Automotive and travel	7,615
Amortization	493
	$ 551,073

FILE # 82-2877

Gallery Resources Limited
Quarterly Report
May 31, 2003

6.0 List of directors and officers:

Bruce Costerd-President, CEO and director
Richard Haderer- Secretary and director
Karl Basi-Chief Financial Officer
Dale Pope-Director
Brian Cawley-Director

FILE # 82-2877

Schedule C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business:

Gallery Resources Limited (the "Company") is an exploration company engaged in the acquisition and exploration of mineral properties in Labrador and Central Newfoundland. The Company is currently focusing its exploration activities on precious and base metals and holds an interest in a number of mineral properties in Labrador and Central and Western Newfoundland including its principal property known as the Katie Property located in Central Newfoundland. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol GYR.

Katie Property

The Katie Property consists of 943 full size mining claims covering a total area of 47,150 acres (1,909 hectares) in central Newfoundland. The Company acquired an option to acquire a 100% interest in the property by making staged option payments in cash or shares of $625,000 and issuing 200,000 shares. The vendors retain a 3% net smelter return, 2% of which the Company can purchase for $3,000,000.

A report on the Katie Property dated November 5, 2001 was prepared in accordance with NI 43-101 by the Company's qualified person, Derek Wilton.

Exploration Program

A 3,000 metre diamond drill hole program and surface exploration program was planned during the past fiscal year to test the potential for the discovery of VMS mineralization. The work program was estimated at approximately $500,000 and completed at a cost of $545,988.

Exploration Results

The Company announced July 9, 2003 a new discovery of high-grade gold mineralization on its Katie Project in central Newfoundland. Six (6) samples from a 30 metre (100 ft) section of large (up to 2 metres) angular boulders, interpreted to be sub-outcrop (close to bedrock source), have encountered consistent gold mineralization grading from 0.033 g/t up to 16.7 g/t (0.51 oz/t).

The Mystery Pond Gold Zone is a zone of pyrite and arsenopyrite mineralized, intense silica alteration and quartz veining also exposed in outcrop at the south end of Mystery Pond. This extensive zone was first discovered in 2002, when sampling of outcrop returned gold assays up to 0.18 g/t gold. The large boulders containing the high-grade mineralization are similar to the mineralized alteration zone first seen in outcrop 800 metres (½ mile) south of the new high-grade discovery.

The high grade gold was discovered while carrying out a recent Mobile Metal Ion (MMI) soil sampling survey of the area, selected because of the 2002 discovery of gold mineralization in outcrop. The MMI survey has also encountered highly anomalous gold in soils, which is a further indication of high-grade gold mineralization in this area.

The Mystery Pond Gold Zone shows good potential for significant strike length up to at least 4 kms based on results from earlier work programs. These results include a pyrite-arsenopyrite mineralized outcrop located in a bog 1.6 kms north, discovered by Rio Algom in 1986, which was never investigated. This area is also highlighted as a large (1 x 0.7 km) coincident gold and arsenic (arsenopyrite is rich in arsenic) soil anomaly detected by BHP Minerals during a 1992 regional survey. In 2001, 1.4 kms south of Mystery Pond, Gallery prospectors encountered gold mineralization ranging up to 0.65 g/t gold in boulders similar to the Mystery Pond Zone and high arsenic ranging up to 0.22% in soils. Also, an airborne electromagnetic (AEM) survey completed in 1982 show a set of parallel AEM conductors corresponding to the Mystery Pond sulphide

FILE# 82-2877

mineralization with a strike length of 2 kms. (The pyrite and arsenopyrite mineralization containing the gold at the Mystery Pond Zone is of sufficient concentration to produce the AEM conductors).

The Mystery Pond gold mineralization and its potential strike length is also regarded as a significant discovery because it is situated along a major structure, which can be traced for 20 kms through the Katie Property. This structure, defined by a distinct magnetic trend outlined by a government regional magnetic survey, is the site for other well-established gold and base metal (zinc-copper-lead) prospects and showings on the property. To date, these prospects include the Black Bart, McDonald, Bruce Pond Epithermal and Tall Tree Gold and VMS zones all of which contain drill indicated, significant mineralization and silica alteration.

Future Developments

The Company will be focusing its exploration efforts at the Mystery Pond Zone. The cost of this exploration program including drilling and field work is estimated at $437,000.

Shabogamo Project

On June 28, 2002 the Corporation signed a Property Option Agreement with BHP Billiton Diamonds Inc. ("BHP") to acquire a 50% interest in 2,181 mining claims covering 109,050 acres known as the Shabogamo Project in Western Labrador. Under the terms of the Option Agreement the Company is required to issued 200,000 shares to BHP and incur expenditures of $1,000,000 over a period of 54 months. This project will be Joint Venture between the Company and BHP. Regulatory approval of this acquisition was required by the TSX Venture Exchange. This was obtained during the current fiscal year.

Exploration Program

During the past fiscal year the Company completed the Phase 1 work program which included an airborne electromagnetic survey at a cost of $454,170.

Exploration Results

The airborne survey identified 20 bedrock conductors that occur within, or on the contact of, magmatic rocks of the Shabogamo intrusions.

Based on an interpretation of that data, BHP recommended immediate ground followup over all areas of the Geotem conductors. Its interpretation confirms that many of the conductors are in a favorable geological setting for hosting nickel-copper bearing, magmatic sulphide mineralization.

Future Developments

The Company will be proceeding with an exploration program consisting of drilling and field work on the Shobagamo project at an estimated cost of $283,000.

General and Administrative

Admnistrative expenses for the three months ended May 31, 2003 were $551,073 compared to $504,627 for the three months ended May 31, 2002.

Liquidity and Solvency

At May 31, 2003 the Company had working capital of $300,889. The Company will be relying on private placements and the exercise of stock options and warrants to fund the Company.

FILE #82-2877

Subsequent Events

On June 3, 2003 the Company annouced a prposed private placement for $800,000. The private placement will consist of 8,000,000 units at a price of $0.10 per unit with each unit consisting of one common share and a warrant to purchase an additional common share at an exercise price of $0.12 per share during the first year after closing and at an exercise price of $0.15 per share during the second year after closing. The proceeds from the private placement will be used for the current exploration programs and general working capital. The private placement was conditionally approved by the TSX Venture Exchange on July 23, 2003.

FILE #82-2877

BCSC
British Columbia Securities Commission

QUARTERLY AND YEAR END REPORTBC
FORM 51
901F(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 Georgia Street, Vancouver, British Columbia V7Y 1L2 Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of he end of their first, second and third fiscal quarters and within 140 days of their year end. "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YYYY / MM / DD
Gallery Resources Limited	2003/05/31	2003/07/28

ISSUER ADDRESS

2975 700 West Georgia Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX #	ISSUER TELEPHONE #
Vancouver	British Columbia	V7Y 1A1	604.662.8616	604.662.8119

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE #
Brian Cawley	Director	604.731.1191

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bcawley@cawley-assoc.com	**www.gallery-gold.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
"Bruce Costerd"	Bruce Costerd	2003/07/28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
"Brian Cawley"	Brian Cawley	2003/07/28

FILE # 82-2877

GALLERY RESOURCES LTD.
VANCOUVER, B.C.

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED MAY 31, 2003
(UNAUDITED - SEE NOTICE TO READER)

FILE # 82-287

Gallery Resources Ltd.
Pender Place One
Suite 1520 - 700 West Pender Avenue
Vancouver, BC V6C 1G8

NOTICE TO READER

We have compiled the interim financial information of Gallery Resources Ltd.. and a summary balance sheet as at May 31, 2003 consisting of the Statement of Deferred Development Expenditures, Statement of Loss and Deficit, and Statement of Cash Flows for the three months then ended from the information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia
July 18, 2003

FILE #82-2877

GALLERY RESOURCES LTD.
BALANCE SHEET
MAY 31, 2003
(UNAUDITED - SEE NOTICE TO READER)

	May 31, 2003	February 28, 2003 (AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash	$ 4,611	$ 103,970
Accounts receivable	52,396	27,491
Prepaid expenses	454,531	253,352
Total current assets	511,538	384,813
TERM DEPOSIT	3,500	3,500
MINING CLAIMS	922,390	921,105
DEFERRED DEVELOPMENT EXPENDITURES	7,433,992	7,255,811
CAPITAL ASSETS	85,467	86,942
	$ 8,956,887	$ 8,652,171
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 210,639	$ 223,696
SHAREHOLDERS' EQUITY:		
Capital stock:		
Authorized: Unlimited number of common voting shares		
Issued: 112,690,403 common shares (February 28, 2003 - 104,395,403 shares)	22,945,483	22,049,083
Commitment to issue shares	11,461	26,400
Deficit, per accompanying statement	(14,210,696)	(13,647,008)
Total shareholders' equity	8,746,248	8,428,475
	$ 8,956,887	$ 8,652,171

"Bruce Costerd" __________ Director

"Brian Cawley" __________ Director

FILE # 82-2877

GALLERY RESOURCES LTD.
STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES
FOR THE THREE MONTHS ENDED MAY 31, 2003
(UNAUDITED - SEE NOTICE TO READER)

	2003	2002
Expenditures		
Amortization	$ 3,917	$ 3,619
Subcontractors	184,881	43,487
Wages and employee benefits	2,263	2,398
Increase in deferred development expenditures during the period	191,061	49,504
Deferred development expenditures at beginning of year	7,255,811	6,582,673
Deferred costs written off	(12,880)	(6,208)
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 7,433,992	$ 6,625,969

FILE # 82-2877

GALLERY RESOURCES LTD.
STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MAY 31, 2003
(UNAUDITED - SEE NOTICE TO READER)

	2003	2002
Interest income	$ 265	$ 155
Administrative expenditures	551,073	504,627
Loss from operations	(550,808)	(504,472)
Write-down of mineral properties	12,880	6,208
NET LOSS	(563,688)	(510,680)
DEFICIT, beginning of period	(13,647,008)	(12,334,782)
DEFICIT, end of period	$ (14,210,696)	$ (12,845,462)

FILE # 82-2877

GALLERY RESOURCES LTD.
STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MAY 31, 2003
(UNAUDITED - SEE NOTICE TO READER)

	2003	2002
Cash flows from operating activities		
Cash paid to suppliers and employees	$ (581,865)	$ (489,303)
Interest received	265	155
	(581,600)	(489,148)
Cash flows from financing activities		
Issue of share capital	486,461	490,000
	486,461	490,000
Cash flow from investment activities		
Term deposit redeemed	-	6,500
Capital assets	(2,935)	-
Mineral property acquisition costs	(1,285)	(82,600)
	(4,220)	(76,100)
Increase in bank advances	(99,359)	(75,248)
Bank advances, beginning of period	103,970	(35,717)
Bank advances, end of period	$ 4,611	$ (110,965)

FILE # 82-3877

GALLERY RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2003
(UNAUDITED - SEE NOTICE TO READER)

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

FILE # 82-2877

Gallery Resources Limited
Quarterly Report
May 31, 2003

Schedule B: **SUPPLEMENTARY INFORMATION**

1.0 Analysis of expenses and deferred cost.
(a) Information is contained in Schedule A.

2.0 Related party transaction
(a) Wages, benefits and compensation for financing the company $320,000.

3.0 Summary of securities issued and options granted during the period.

(a) **Private Placements**	**Common shares**	**Consideration**
3,345,000	.12	Cash

(b) **Warrants**

Exercised	4,950,000	.10	Cash
Issued	3,345,000	.15	
Expired	2,680,000		

(c) Options

Exercised	Nil
Cancelled	Nil
Issued	Nil

4.0 Summary of securities as at end of reporting period.
(a) The authorized capital: The company has unlimited number of common voting shares and 112,690,403 shares are issued and outstanding;
(b) The number of options exercised is nil;
(c) The number of warrants exercised is 4,950,000;
(d) The number of warrants expired is 2,680,000;
(e) The number of warrants issued is 3,345,000;
(f) The number of options outstanding is 10,840,000;
(g) The number of warrants outstanding is 13,945,000.

5.0 Administrative expenses:

Wages and benefits	$ 468,770
Office and miscellaneous	34,631
Advertising and promotion	30,357
Professional fees	9,207
Automotive and travel	7,615
Amortization	493
	$ 551,073

FILE # 82-2877

Gallery Resources Limited
Quarterly Report
May 31, 2003

6.0 List of directors and officers:

Bruce Costerd-President, CEO and director
Richard Haderer- Secretary and director
Karl Basi-Chief Financial Officer
Dale Pope-Director
Brian Cawley-Director

FILE # 82-2877

Schedule C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business:

Gallery Resources Limited (the "Company") is an exploration company engaged in the acquisition and exploration of mineral properties in Labrador and Central Newfoundland. The Company is currently focusing its exploration activities on precious and base metals and holds an interest in a number of mineral properties in Labrador and Central and Western Newfoundland including its principal property known as the Katie Property located in Central Newfoundland. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol GYR.

Katie Property

The Katie Property consists of 943 full size mining claims covering a total area of 47,150 acres (1,909 hectares) in central Newfoundland. The Company acquired an option to acquire a 100% interest in the property by making staged option payments in cash or shares of $625,000 and issuing 200,000 shares. The vendors retain a 3% net smelter return, 2% of which the Company can purchase for $3,000,000.

A report on the Katie Property dated November 5, 2001 was prepared in accordance with NI 43-101 by the Company's qualified person, Derek Wilton.

Exploration Program

A 3,000 metre diamond drill hole program and surface exploration program was planned during the past fiscal year to test the potential for the discovery of VMS mineralization. The work program was estimated at approximately $500,000 and completed at a cost of $545,988.

Exploration Results

The Company announced July 9, 2003 a new discovery of high-grade gold mineralization on its Katie Project in central Newfoundland. Six (6) samples from a 30 metre (100 ft) section of large (up to 2 metres) angular boulders, interpreted to be sub-outcrop (close to bedrock source), have encountered consistent gold mineralization grading from 0.033 g/t up to 16.7 g/t (0.51 oz/t).

The Mystery Pond Gold Zone is a zone of pyrite and arsenopyrite mineralized, intense silica alteration and quartz veining also exposed in outcrop at the south end of Mystery Pond. This extensive zone was first discovered in 2002, when sampling of outcrop returned gold assays up to 0.18 g/t gold. The large boulders containing the high-grade mineralization are similar to the mineralized alteration zone first seen in outcrop 800 metres (½ mile) south of the new high-grade discovery.

The high grade gold was discovered while carrying out a recent Mobile Metal Ion (MMI) soil sampling survey of the area, selected because of the 2002 discovery of gold mineralization in outcrop. The MMI survey has also encountered highly anomalous gold in soils, which is a further indication of high-grade gold mineralization in this area.

The Mystery Pond Gold Zone shows good potential for significant strike length up to at least 4 kms based on results from earlier work programs. These results include a pyrite-arsenopyrite mineralized outcrop located in a bog 1.6 kms north, discovered by Rio Algom in 1986, which was never investigated. This area is also highlighted as a large (1 x 0.7 km) coincident gold and arsenic (arsenopyrite is rich in arsenic) soil anomaly detected by BHP Minerals during a 1992 regional survey. In 2001, 1.4 kms south of Mystery Pond, Gallery prospectors encountered gold mineralization ranging up to 0.65 g/t gold in boulders similar to the Mystery Pond Zone and high arsenic ranging up to 0.22% in soils. Also, an airborne electromagnetic (AEM) survey completed in 1982 show a set of parallel AEM conductors corresponding to the Mystery Pond sulphide

FILE # 82-28877

mineralization with a strike length of 2 kms. (The pyrite and arsenopyrite mineralization containing the gold at the Mystery Pond Zone is of sufficient concentration to produce the AEM conductors).

The Mystery Pond gold mineralization and its potential strike length is also regarded as a significant discovery because it is situated along a major structure, which can be traced for 20 kms through the Katie Property. This structure, defined by a distinct magnetic trend outlined by a government regional magnetic survey, is the site for other well-established gold and base metal (zinc-copper-lead) prospects and showings on the property. To date, these prospects include the Black Bart, McDonald, Bruce Pond Epithermal and Tall Tree Gold and VMS zones all of which contain drill indicated, significant mineralization and silica alteration.

Future Developments

The Company will be focusing its exploration efforts at the Mystery Pond Zone. The cost of this exploration program including drilling and field work is estimated at $437,000.

Shabogamo Project

On June 28, 2002 the Corporation signed a Property Option Agreement with BHP Billiton Diamonds Inc. ("BHP") to acquire a 50% interest in 2,181 mining claims covering 109,050 acres known as the Shabogamo Project in Western Labrador. Under the terms of the Option Agreement the Company is required to issued 200,000 shares to BHP and incur expenditures of $1,000,000 over a period of 54 months. This project will be Joint Venture between the Company and BHP. Regulatory approval of this acquisition was required by the TSX Venture Exchange. This was obtained during the current fiscal year.

Exploration Program

During the past fiscal year the Company completed the Phase 1 work program which included an airborne electromagnetic survey at a cost of $454,170.

Exploration Results

The airborne survey identified 20 bedrock conductors that occur within, or on the contact of, magmatic rocks of the Shabogamo intrusions.

Based on an interpretation of that data, BHP recommended immediate ground followup over all areas of the Geotem conductors. Its interpretation confirms that many of the conductors are in a favorable geological setting for hosting nickel-copper bearing, magmatic sulphide mineralization.

Future Developments

The Company will be proceeding with an exploration program consisting of drilling and field work on the Shobagamo project at an estimated cost of $283,000.

General and Administrative

Admnistrative expenses for the three months ended May 31, 2003 were $551,073 compared to $504,627 for the three months ended May 31, 2002.

Liquidity and Solvency

At May 31, 2003 the Company had working capital of $300,889. The Company will be relying on private placements and the exercise of stock options and warrants to fund the Company.

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Subsequent Events

On June 3, 2003 the Company annouced a prposed private placement for $800,000. The private placement will consist of 8,000,000 units at a price of $0.10 per unit with each unit consisting of one common share and a warrant to purchase an additional common share at an exercise price of $0.12 per share during the first year after closing and at an exercise price of $0.15 per share during the second year after closing. The proceeds from the private placement will be used for the current exploration programs and general working capital. The private placement was conditionally approved by the TSX Venture Exchange on July 23, 2003.